ADIRA ENERGY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders of the common shares (collectively, the “Shareholders” or individually, a “Shareholder”) of Adira Energy Ltd. (the “Corporation”) will be held at the offices of the Corporation at 1204 – 120 Adelaide St. West., Toronto, Ontario, M5H 1T1, on August 7, 2013 at the hour of 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider and, if thought appropriate, to pass an ordinary resolution approving the private placement financing of US$5,000,000 (the “Offering”) with Pelagic Investment Limited (the “Investor”) which will result in the creation of the Investor as a "Control Person", as more particularly described in the accompanying management information circular dated July 10, 2013 (the “ Circular”);

2.

to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors of the Corporation, in its sole and absolute discretion, to amend the Articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation (the “Common Shares”), on the basis of one (1) post-consolidation Common Share for every three (3) pre-consolidation Common Shares, such consolidation being a condition precedent of the Offering, as more particularly described in the Circular;

3.	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2012, together with the report of the auditor thereon;

4.

to elect the directors of the Corporation, the majority of whom will hold office until the closing of the Offering, expected to occur on August 13, 2013 or such other date as the Corporation may determine acting reasonably, at which time such directors will be replaced by nominees selected by the Investor, as more particularly described in the Circular;

5.

to appoint Kost Forer Gabbay and Kasierer, member firm of Ernst and Young Global, as auditor of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix its remuneration;

6.	to consider and, if thought appropriate, pass, with or without variation, an ordinary resolution approving the Corporation’s rolling stock option plan, as more fully described in the Circular; and

7.	to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Annual and Special Meeting of Shareholders is the Circular and, for Shareholders who had requested such information, a copy of the Corporation’s audited consolidated financial statements and the report of the auditor thereon, and management’s discussion and analysis for the financial year ended December 31, 2012.

A Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his, her or its duly executed form of proxy with the Corporation’s transfer agent and registrar, Computershare Investor Services Inc., on or before 10:00 a.m. on August 2, 2013, or if the Meeting is adjourned, at the latest 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Shareholders who are unable to be present personally at the Meeting are urged to sign, date and return the enclosed form of proxy in the envelope provided for that purpose. If you plan to be present personally at the Meeting, you are requested to bring the enclosed form of proxy for identification. The record date for the determination of those Shareholders entitled to receive the Notice of Annual and Special Meeting of Shareholders and to vote at the Meeting is the close of business on July 8, 2013.

DATED at Toronto, Ontario this 10th day of July, 2013.

BY ORDER OF THE BOARD

(Signed) DENNIS BENNIE
Co-Chairman of the Board